Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by Persons Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 17 July 2009 that, on 13 July 2009, the following PDMRs disposed of fractional ADRs (each whole ADR representing four ordinary shares in the capital of the Company) at a price of US$34.58 per ADR as part of a transaction relating to the transfer of shares from one registered holder to another, resulting in no change in beneficial owner. The transactions were effected at the discretion of a third party provider.

Tony Fernandez David Macnair	0.17 ADRs 0.78 ADRs

The Company was notified on 20 July 2009 that, on 20 July 2009, Chris Van Steenbergen acquired 26 ordinary shares in the capital of the Company at a price of £5.49 per share through participation in the Company’s all-employee share incentive plan.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

The transactions in ADRs were carried out in New York. The transaction in ordinary shares was carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

20 July 2009